May 2, 2012	SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP FOUR TIMES SQUARE NEW YORK 10036-6522 ——— TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

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John M. Ganley, Esq.

Senior Counsel

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlackRock Kelso Capital Corporation

File No. 333-176875 & 814-712

Dear Mr. Ganley:

We received your telephonic comments on April 25, 2012 to Pre-Effective Amendment No. 1 the registration statement for BlackRock Kelso Capital Corporation (the “Corporation”) filed on Form N-2 on March 22, 2012 (the “Registration Statement”), in connection with the shelf registration of common stock, preferred stock, subscription rights, warrants, debt securities and units.

The Corporation has considered your comments and has authorized us to make on its behalf the responses and amendments to the Registration Statement discussed below. These changes have been reflected in Pre-Effective Amendment No. 2 to the Corporation’s Registration Statement filed today on EDGAR.

The Corporation’s responses to your comments are set forth below. For ease of reference, we have included your comments below followed by our responses. The captions and page numbers we use below generally correspond to those the Corporation uses in its Registration Statement.

BlackRock Kelso Capital Corporation

May 2, 2012

COMMENTS

PROSPECTUS

Price Range of Common Stock (Page 56)

Comment 1: On the table showing Price Range of Common Stock please update the percentages shown under the headings “Premium / Discount of High Sales Price to NAV” and “Premium / Discount of Low Sales Price to NAV” so that they reflect the premium / discount to net asset value rather than the high/low sales price as a percentage of net asset value. Please also revise the column headings so that the word “discount” appears in parentheses.

Response: The requested changes have been made.

Certain Relationships and Transactions (Page 88)

Comment 2: On page 88 of the Registration Statement you disclose that on March 16, 2011 the Corporation issued 200,000 shares of the Corporation’s common stock at the closing price of the Corporation’s common stock that day to its investment advisor in a private placement. Please confirm that the common stock was not sold to the investment adviser at a price below net asset value.

Response: The common stock of the Corporation issued to its investment adviser in the March 16, 2011 private placement was sold at a price above the Corporation’s net asset value and did not result in dilution to the Corporation’s shareholders.

Legal Matters (Page 143)

Comment 3: On page 143 of the Registration Statement you disclose that attorneys at Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) involved in the representation of the Corporation beneficially own less than 0.1% of the Corporation’s common stock. Please confirm that the common stock owned by attorneys at Skadden involved in the representation of the Corporation was not issued in exchange for services and was not issued at a discount to net asset value.

Response: We confirm that the common stock owned by attorneys at Skadden involved in the representation of the Corporation was not issued in exchange for services and was not issued at a discount to net asset value.

* * * * * * *

BlackRock Kelso Capital Corporation

May 2, 2012

If you have any questions or comments or require any additional information in connection with the Corporation or the Registration Statement please telephone me at (212) 735-3406 or Eric Requenez at 212-735-3742.

Very truly yours,

/s/ Michael K. Hoffman

Michael K. Hoffman

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